  Exhibit 99.1

Hudson Announces Notice of Proposed Shareholder Written Resolution

East Rutherford, N.J., December 18, 2019 – Hudson (NYSE: HUD) (“Hudson” or “Company”), a travel experience leader with more than 1,000 stores in airports, commuter hubs, landmarks and tourist destinations across North America, today announced the Notice of a Proposed Shareholder Written Resolution which if passed by the Company’s shareholders will appoint Mr. Andrés Holzer Neumann, to fill a vacancy on the Board created by the resignation of Heekyung Jo Min, as a Class I Director of the Company until the Company’s 2020 annual general meeting or until his office shall otherwise be vacated pursuant to the Company’s bye-laws. Mr. Holzer is a member of the Board of Directors of Dufry AG in Switzerland. He is a graduate of Boston University and earned an MBA from Columbia University.

The Proposed Shareholder Written Resolution will be passed when it is signed by registered shareholders who as of today (being the date the notice of the proposed resolution is given) hold a simple majority of the total voting rights of all issued and outstanding shares of the Company, provided such majority includes at least one shareholder holding Class B common shares of the Company.

About Hudson
Hudson, a Dufry Company, is a travel experience company turning the world of travel into a world of opportunity by being the Traveler’s Best Friend in more than 1,000 stores in airports, commuter hubs, landmarks, and tourist locations. Our 10,000+ team members care for travelers as friends at our travel convenience, specialty retail, duty free and food and beverage destinations. At the intersection of travel and retail, we partner with landlords and vendors, and take innovative, commercial approaches to deliver exceptional value. To learn more about how we can make your location a travel destination, please visit us at hudsongroup.com.

Investor Contact:	Media Contact:
Edelman	Coyne Public Relations
212.704.8164	973.588.2000
Hudson@edelman.com	hudson@coynepr.com